DYNASTY GAMING INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

AS AT JUNE 30, 2007

DYNASTY GAMING INC.
Interim Consolidated Balance Sheets

(stated in Canadian Dollars)
(unaudited)
	June 30, 2007	December 31, 2006
	$	$
ASSETS
Current assets
Cash	4,359,248	7,551,017
Restricted cash	39,319	43,030
Accounts receivable	51,945	53,804
Advances receivable	-	342,239
Prepaid expenses	50,157	159,586
Other receivable	-	150,000
	4,500,669	8,299,676
Investment in joint venture (Note 4)	326,408	-
Deferred development costs (Note 5)	1,134,271	1,639,571
Property and equipment	623,001	465,175
	6,584,349	10,404,422

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	307,475	737,155
Deferred revenue	-	48,908
	307,475	786,063

Shareholders' equity	6,276,874	9,618,359
	6,584,349	10,404,422

On behalf of the board:

"Albert Barbusci" ,_Director

"Joseph Lau" ,_Director

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Shareholders’ Equity

(stated in Canadian Dollars)
(unaudited)

	Capital Stock	Capital Stock	Contributed Surplus	Other Capital	Cumulative Currency Translation Adjustment	Deficit	Total Shareholders’ equity
	(note 7)	(note 7)
	#	$	$	$	$	$	$
Balance - December 31, 2005	76,854,115	12,405,434	120,653	475,530	(189,919)	(4,037,111)	8,774,587
Shares & warrants issued - Private Placements	12,000,000	4,008,156		1,560,000			5,568,156
Shares issued - Brokers' Warrants	2,232,334	1,132,570		(106,470)			1,026,100
Shares issued - Stock Option Plan	440,444	129,195		(25,956)			103,239
Stock-based costs (note 8)				1,042,146			1,042,146
Foreign currency translation					189,919	(189,919)	-
Net loss for the year						(6,895,869)	(6,895,869)
Balance - December 31, 2006	91,526,893	17,675,355	120,653	2,945,250	-	(11,122,899)	9,618,359
Shares issued - Warrants	355,714	195,643		(17,786)			177,857
Shares issued - Stock Option Plan	464,967	325,926		(141,693)			184,233
Stock-based costs (note 8)				(366,368)			(366,368)
Net loss for the period						(3,337,207)	(3,337,207)
Balance - June 30, 2007	92,347,574	18,196,924	120,653	2,419,403	-	(14,460,106)	6,276,874

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Operations

Six months ended June 30, 2007 and 2006
(stated in Canadian Dollars)
(unaudited)

	June 30, 2007		June 30, 2006
	3 months	6 months	3 months	6 months
	$	$	$	$
Revenues	51,740	51,740	30,759	46,298
Operating expenses
Direct costs	478,434	938,697	302,999	681,312
Marketing and promotion	1,433,632	1,663,807	281,410	506,762
Administrative	(56,073)	357,135	542,060	1,044,469
Amortization - deferred development costs	189,045	378,090	206,805	409,896
Amortization - property and equipment	37,108	72,633	11,012	20,769
	2,082,146	3,410,362	1,344,286	2,663,208
Loss from operations	(2,030,406)	(3,358,622)	(1,313,527)	(2,616,910)
Other
Interest income	16,609	25,766	37,983	78,144
Foreign exchange (loss) gain	(6,785)	(4,351)	6,168	436
	9,824	21,415	44,151	78,580
Net loss from continuing operations	(2,020,582)	(3,337,207)	(1,269,376)	(2,538,330)
Net income (loss) from discontinued operations (Note 6)	-	-	63,660	(42,247)
Net loss	(2,020,582)	(3,337,207)	(1,205,716)	(2,580,577)

Net loss per share
Basic and diluted
From continuing operations	(0.02)	(0.04)	(0.02)	(0.03)
From discontinued operations	-	-	(0.00)	(0.00)
	(0.02)	(0.04)	(0.02)	(0.03)
Weighted average number of common shares
Basic	92,293,409	92,016,580	77,280,420	77,106,696
Diluted	92,293,409	92,016,580	77,280,420	77,106,696

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Cash Flows

Six months ended June 30, 2007 and 2006
(stated in Canadian Dollars)
(unaudited)

	June 30, 2007		June 30, 2006
	3 months	6 months	3 months	6 months
	$	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(2,020,582)	(3,337,207)	(1,269,376)	(2,538,330)
Stock based compensation (Note 8)	(392,379)	(366,368)	129,697	214,586
Amortization of deferred development costs	189,045	378,090	206,805	409,896
Amortization of property and equipment	37,108	72,633	11,012	20,769
Loss on disposal of equipment	(2,024)	(2,024)	-	-
	(2,188,832)	(3,254,876)	(921,862)	(1,893,079)
Change in non-cash working capital:
Receivables	1,029,851	344,098	131,481	12,654
Prepaid expenses	359,243	109,429	(59,945)	(83,737)
Payables and accrued liabilities	(209,033)	(429,680)	(284,463)	(268,710)
Deferred revenue	(48,908)	(48,908)	(24,325)	29,200
	1,131,153	(25,061)	(237,252)	(310,593)
	(1,057,679)	(3,279,937)	(1,159,114)	(2,203,672)
Cash flows from investing activities
Decrease in restricted cash	3,302	3,711	(41,220)	(41,220)
Decrease in restricted deposits	-	-	116,800	116,300
Decrease in other receivable	120,800	150,000	-	-
Tax credits received for development costs	-	127,210	(22,260)	277,088
Acquisition of property and equipment	(195,254)	(228,435)	(153,713)	(173,109)
Investment in joint venture	(92,688)	(326,408)	-	-
	(163,840)	(273,922)	(100,393)	179,059
Cash flows from financing activities
Repayment of obligations under capital lease	-	-	(1,351)	(2,664)
Issuance of common shares net of costs	125,233	362,090	122,789	153,189
	125,233	362,090	121,438	150,525
Change in cash and cash equivalents from continuing operations	(1,096,286)	(3,191,769)	(1,138,069)	(1,874,088)
Change in cash and cash equivalents from discontinued operations (Note 6)	-	-	(88,460)	825,931
Net change in cash and cash equivalents	(1,096,286)	(3,191,769)	(1,226,529)	(1,048,157)
Cash and cash equivalents , beginning of period	5,455,534	7,551,017	6,231,638	6,053,266
Cash and cash equivalents , end of period	4,359,248	4,359,248	5,005,109	5,005,109
Includes cash and cash equivalents related to:
Continuing operations	4,359,248	4,359,248	3,784,045	3,784,045
Discontinued operations	-	-	1,221,064	1,221,064
	4,359,248	4,359,248	5,005,109	5,005,109

The accompanying notes are an integral part of these interim consolidated financial statements

4

1.	Basis of Presentation

The consolidated interim financial statements included in this report are unaudited and have not been the subject of a review by our auditors. These statements are prepared by management and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These consolidated interim financial statements have been prepared in conformity with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and the notes as at and for the year ended December 31, 2006.

2.	Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act. Through its wholly-owned subsidiaries, the Company is engaged in the development, marketing and licensing of proprietary online gaming software.

3.	Significant Accounting Policies

The same accounting policies and methods were followed as were followed in the preparation of the audited annual financial statements for the financial year ended December 31, 2006, with the addition of the following:

Interest in Joint Venture

The presentation of consolidated financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to record interest in joint venture using the proportionate consolidation method. As of June 30, 2007, the set up of the joint venture described in Note 4 was not fully completed; therefore the adoption of this policy has no impact on the accompanying interim financial statements.

Comparative Figures

The assets and liabilities as well as the operations and cash flows of the discontinued operations (see Note 6) were segregated in the accompanying interim financial statements and were reported as distinct line items. Correspondingly, comparative figures for the prior period have been reclassified to conform to this presentation.

4.	Investment in Joint Venture

On March 21, 2007, the Company entered into an agreement with NextMart to set up a joint venture. The initial equity of the joint venture, once incorporated, shall be owned 70% by the Company. The purpose of the joint venture is to develop, own and operate a portal in the People’s Republic of China.

5.	Deferred Development Costs

Development costs of the Internet-based gaming software MahjongMania are recorded at cost and amortized on a straight-line basis over the three years estimated useful life. The Company has performed an impairment review to ensure that unamortized deferred development costs remain recoverable from the projected future net cash flows that they are expected to generate.

			June 30,2007	December 31,2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Deferred Development Costs	2,332,153	1,197,882	1,134,271	1,639,571

Research and development tax credits in the amount of $127,210 ($277,088 - December 31, 2006) were included as a reduction to the deferred development costs; the amount was based on the claims received.

6.	Discontinued Operations

On December 15, 2006 the Company sold its wholly-owned subsidiaries MedEvents Inc., Cadence Healthcare Communications Inc. and CPC Econometrics Inc. The results of operations and cash flows of these subsidiaries have been segregated in the accompanying interim financial statements and reported as discontinued operations.

The results of discontinued operations were as follows for the interim period ended June 30, 2006:

	3 months	6 months
	$	$
Revenues	820,495	925,658
Operating expenses
Direct costs	608,570	729,375
Selling	41,920	83,374
Administrative	53,175	146,427
Amortization	6,634	22,219
Other (income) expenses	(13,919)	(13,490)
	696,380	967,905
Income (loss) before income taxes	124,115	(42,247)
Income taxes	60,455	-
Net income (loss) from discontinued operation	63,660	(42,247)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows were as follows for the interim period ended June 30, 2006:

	3 months	6 months
	$	$
Operating activities	107,104	1,514,392
Investing activities	(482)	(7,845)
Financing activities	(134,572)	(444,735)
Effect of exchange rates changes on cash and cash equivalents	(60,510)	(235,881)
Cash flows from discontinued operations	(88,460)	825,931

7.	Capital Stock

a)	Authorized
The Company is authorized to issue an unlimited number of common shares.

b)	Warrants and options exercised during the six month interim period, by quarter

	Number	Average Exercise Price	Proceeds *
	#	$	$
First quarter
Warrants	343,214	0.50	188,768
Options	195,000	0.33	123,649
Second quarter
Warrants	12,500	0.50	6,875
Options	269,967	0.44	202,277
	820,681		521,569
*“Proceeds” is comprised of net cash proceeds plus the related stock-based compensation costs and warrants costs which were originally credited to other capital
For the six months ended June 30, 2007, as a result of the exercise of warrants and options as noted above, other capital was decreased by $159,479 with a corresponding increase to capital stock of $159,479 (December 31, 2006 - $132,426).

Issued common shares:

	June 30, 2007		December 31, 2006
	Number of shares	Book Value	Number of shares	Book Value
	#	$	#	$
Common shares, beginning of period	91,526,893	17,675,355	76,854,115	12,405,434
Issuance- private placements	-	-	12,000,000	4,008,156
Issuance- warrants and options exercised	820,681	521,569	2,672,778	1,261,765
Common shares, end of period	92,347,574	18,196,124	91,526,893	17,675,355

8.	Stock - Based Compensation Plan

The Company maintains a Stock Option Plan for eligible individuals: directors, officers, employees and consultants. Under the plan the maximum aggregate number of shares reserved for issuance shall not exceed 10% of the then issued and outstanding shares of the Company. The option price, the expiration date of each option, the vesting period and other terms and conditions relating to each option shall be determined by the Board at the time of granting. The options are exercisable up to a maximum of 5 years after the grant.

The summarized information on options as at June 30, 2007 is as follows:
	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number Exercisable	Weighted average exercise price
$	#	#	$	#	$
$0.15 - $0.50	56,000	2.77	0.28	56,000	0.28
$0.50 - $1.00	3,901,700	3.77	0.56	2,368,367	0.55
$1.00 - $1.11	1,025,000	4.38	1.00	358,333	1.00
	4,982,700	3.86	0.65	2,782,700	0.60

On March 21, 2007, 355,000 outstanding options originally granted on May 4, 2006 at an exercise price of $1.11 were re-priced at an exercise price of $0.80. The additional compensation cost of this re-pricing was estimated at $0.09 per share option.

The fair value compensation expense reversal recorded for the six months ended June 30, 2007, in respect of the plans, was ($366,368) (June 30, 2006 - expense of $214,586). The weighted average fair value of options granted during 2007 was estimated at $0.27 per share option using the Black-Scholes model on the date of grant. The following weighted-average assumptions were used:

Risk-free interest rate	6%
Expected life	1.5 years
Expected volatility in the market price of the shares	70%
Expected dividend yield	nil

The number of options has varied as follows:

	June 30, 2007		December 31, 2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding at beginning of period	7,887,888	0.68	2,605,749	0.44
Forfeited	(3,070,221)	0.74	(26,750)	1.05
Granted	630,000	0.76	5,749,333	0.77
Exercised	(464,967)	0.40	(440,444)	0.23
Outstanding at end of period	4,982,700	0.65	7,887,888	0.68
Options exercisable at end of period	2,782,700	0.60	2,872,334	0.62

9.	Related Party Transactions

Transactions with companies controlled by shareholders and directors are as follows:

	June 30, 2007		June 30, 2006
	3 months	6 months	3 months	6 months
	$	$	$	$
Direct costs paid to	-	-	37,117	71,257
Administrative costs paid to	56,250	142,416	85,750	196,000

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at June 30, 2007, the Company has no accounts payable to related parties (December 31, 2006 - $3,272).

10.	Segmented Information

The Company operates under one operating and reporting segment as management has determined that the nature of its operations and the way management runs the business meet the aggregation criteria specified by Canadian accounting standards.

The Company’s revenues originate from the following geographical areas of operation.

	2007		2006
	UK and Europe		UK and Europe
	3 months	6 months	3 months	6 months
	$	$	$	$
License and royalty fees	51,740	51,740	30,759	46,298

11.	Canadian and United States Accounting Policies Differences

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The significant differences between Canadian GAAP and generally accepted accounting principles in the United States (U.S. GAAP), and their effect on the consolidated financial statements, are described below:

Interest in Joint Venture

FASB Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB 18") requires the equity method of accounting to be applied to interests in joint ventures. For Canadian GAAP, the Company is required to use the proportionate consolidation method. The joint venture described in Note 4 was not fully setup as of June 30, 2007; therefore there is no impact on the accompanying interim consolidated financial statements.

11.	Canadian and United States Accounting Policies Differences - cont’d

Accumulated other comprehensive loss:

The application of U.S. GAAP requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes net income as well as revenues, charges, gains and losses recorded directly to equity.

	June 30, 2007		June 30, 2006
	3 months	6 months	3 months	6 months
	$	$	$	$
Net loss in accordance with U.S. GAAP	(2,020,582)	(3,337,207)	(1,205,716)	(2,580,577)
Foreign currency translation adjustment	-	-	(58,343)	(53,740)
Accumulated other comprehensive loss	(2,020,582)	(3,337,207)	(1,264,059)	(2,634,317)

Estimated Value of Stock Options and Warrants:

Under Canadian GAAP, for awards granted to employees before January 1, 2004, the Company did not recognize any compensation cost at the time of grant or as the requisite service was rendered. Under U.S. GAAP the company recognized the cost of the awards granted to employees before January 1, 2004 and the cost is measured based on the grant date fair value of the award. The cumulative effect on deficit is $35,608 representing $15,083 in 2004, $14,650 in 2003 and $5,875 in 2002.

Both in 2005 and 2006 the Company allocated the proceeds of the private placements between capital stock and warrants (including broker rights) based on the estimated fair value of the warrants using the Black-Scholes model. For Canadian GAAP, the Company used an estimated life of the warrants in the model. For U.S. GAAP reporting purposes, the Company used the contractual term of the warrants in the model. This results in different amounts being allocated to the warrants under U.S. GAAP, with no impact to operating results or cash flows. According to U.S. GAAP capital stock is decreased by $1,152,179 with a corresponding increase to other capital of $1,152,179 ($1,162,850 December 31, 2006).

The impact of these allocations on June 30, 2007 and December 31, 2006 on shareholders’ equity is as follows:

	June 30, 2007		December 31, 2006
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
Capital stock	18,196,924	17,044,745	17,675,355	16,512,505
Contributed surplus	120,653	120,653	120,653	120,653
Other capital	2,419,403	3,607,190	2,945,250	4,143,708
Deficit	(14,460,106)	(14,495,714)	(11,122,899)	(11,158,507)
Total shareholders’ equity	6,276,874	6,276,874	9,618,359	9,618,359

11.	Canadian and United States Accounting Policies Differences - cont’d

Interim Consolidated Statements of Cash Flows:

SFAS No. 95, “Statement of Cash Flows”, requires that the consolidated statements of cash flows include a reconciliation of net loss to cash used in operating activities of continuing operations, as well as cash flow information related to discontinued operations.  Following are the consolidated statements of cash flows prepared in accordance with U.S. GAAP.

	June 30, 2007		June 30, 2006
	3 months	6 months	3 months	6 months
	$	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(2,020,582)	(3,337,207)	(1,205,716)	(2,580,577)
Stock based compensation	(392,379)	(366,368)	129,697	214,586
Amortization of deferred development costs	189,045	378,090	206,805	409,896
Amortization of property and equipment	37,108	72,633	17,646	42,988
Loss on disposal of equipment	(2,024)	(2,024)	(199)	(199)
Future tax	-	-	60,455	-
	(2,188,832)	(3,254,876)	(791,312)	(1,913,306)
Change in non-cash working capital:
Accounts receivable	1,029,851	344,098	(308,642)	1,136,120
Prepaid expenses	359,243	109,429	(440,208)	(489,607)
Accounts payable and accrued liabilities	(209,033)	(429,680)	395,289	223,261
Deferred revenue	(48,908)	(48,908)	272,645	354,252
	1,131,153	(25,061)	(80,916)	1,224,026
	(1,057,679)	(3,279,937)	(872,228)	(689,280)
Cash flows from investing activities
Restricted cash	3,302	3,711	(41,220)	(41,220)
Restricted deposit	-	-	5,180	4,680
Decrease in other receivable	120,800	150,000	-	-
Tax credits received for development costs	-	127,210	(22,260)	277,088
Acquisition of property and equipment	(195,254)	(228,435)	(156,403)	(183,354)
Proceeds on sale of equipment	-	-	2,400	2,400
Investment in joint venture	(92,688)	(326,408)	-	-
	(163,840)	(273,922)	(212,303)	59,594
Cash flows from financing activities
Decrease in bank indebtedness	-	-	(15,315)	(85,337)
Repayment of long-term debt	-	-	(4,200)	(241,000)
Repayment of obligations under capital lease	-	-	(4,788)	(9,442)
Issuance of common shares net of costs	125,233	362,090	122,789	153,189
	125,233	362,090	98,486	(182,590)
Effect of exchange rates fluctuations on cash and cash equivalents	-	-	(240,484)	(235,881)
Net change in cash and cash equivalents	(1,096,286)	(3,191,769)	(1,226,529)	(1,048,157)
Cash and cash equivalents , beginning of period	5,455,534	7,551,017	6,231,638	6,053,266
Cash and cash equivalents , end of period	4,359,248	4,359,248	5,005,109	5,005,109